File No. 70-8991


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S.W., Canton, Ohio  44702

       (Name of company or companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("AEP"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and Appalachian Power Company ("APCo"), a Virginia corporation, Indiana Michigan Power Company ("I&M"), an Indiana corporation, and Ohio Power Company ("OPCo"), an Ohio corporation (APCo, I&M and OPCo are sometimes collectively referred to herein as the "Subsidiaries"), hereby amend their Application or Declaration on Form U-1 in File No. 70-8991:

     1.   By amending and restating subparagraphs (i), (ii) and
(iii) of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION, Part D. Proposed Transactions: Offer, Section 1. Terms of Offer, as follows:
          "(i) APCo - $69.02 per share, in the case of the 4-1/2% Series; $103.17 per share, in the case of the 5.90% Series; $103.20 per share, in the case of the 5.92% Series; $107.26 per share, in the case of the 6.85% Series; and $105.50 per share, in the case of the 7.80% Series (each, an 'APCo Purchase Price').

          (ii) I&M - $62.31 per share, in the case of the 4-1/8% Series; $64.17 per share, in the case of the 4.12% Series; $69.94 per share, in the case of the 4.56% Series; $101.83 per share, in the case of the 5.90% Series; $103.79 per share, in the case of the 6-1/4% Series; $106.45 per share, in the case of the 6-7/8% Series; and $103.71 per share, in the case of the 6.30% Series (each, an 'I&M Purchase Price').

          (iii) OPCo - $69.02 per share, in the case of the 4-1/2% Series; $64.56 per share, in the case of the 4.08% Series; $66.46 per share, in the case of the 4.20% Series; $69.62 per share, in the case of the 4.40% Series; $103.09 per share, in the case of the 5.90% Series; $103.71 per share, in the case of the 6.02% Series; and $105.14 per share, in the case of the 6.35% Series (each, an 'OPCo Purchase Price')."

     2. By amending and restating the second paragraph of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION, Part D. Proposed
Transactions: Offer, Section 2. Benefits of Offer; Utilization of AEP rather than the Subsidiaries as Offeror as follows:
          "More specifically, assuming only a 50% overall success rate for the Offers, the estimated cash savings to the Subsidiaries thereafter amount to between $6.4 million each year (based on purchased shares being refinanced entirely with short-term debt at prevailing rates on the date hereof) and $1.8 million each year
     (based on purchased Shares being refinanced entirely by long-term tax-deductible preferred securities), after taxes and excluding expenses incurred in connection with the Offers and the Proxy Solicitations. On a cumulative net present value savings basis, assuming (x) a 50% overall success rate for the Offers (and that 25% of all Preferred Stockholders do not tender their Shares pursuant to the Offer but do vote in favor of the Proposed Amendments at the Special Meeting), (y) refinancing of Shares acquired and paid for pursuant to the Offers with a combination of long-term tax deductible hybrid securities and short-term debt at prevailing rates at the date hereof, and (z) a discount rate equal to the new securities after-tax weighted average cost of capital, the proposed transactions are anticipated to yield total after-tax, present value cash savings of about $28 million over approximately the original remaining lives of the Series of Preferred, net of cash expenditures incurred in the Offers and Proxy
     Solicitations (i.e., Cash Payments, the applicable
     Purchase Prices paid for validly tendered and accepted
     Shares, and the other fees and expenses listed in Item
     2). A success rate for the Offers higher than the 50% rate assumed above has the potential to generate even further cash savings."

     3. By amending and restating the first paragraph of ITEM 4. REGULATORY APPROVAL as follows:
          "The sale of APCo Preferred Stock, if any, will be expressly authorized by the State Corporation Commission of Virginia and the West Virginia Public Service
     Commission. Copies of the applications to such commissions and the orders of such commissions will be filed by amendment hereto. No commission other than the Securities and Exchange Commission and these commissions has jurisdiction over the proposed transaction."

     4. By filing the following exhibits and financial statements:
     (a)  Exhibits:

          B-1       Offer to Purchase and Proxy Statement for
                    APCo, dated January 30, 1997, filed as Exhibit 99(a)(1) to AEP's Issuer Tender Offer
                    Statement on Schedule 13E-4, APCo as Issuer.

          B-2 Offer to Purchase and Proxy Statement for I&M, dated January 30, 1997, filed as Exhibit
                    99(a)(1) to AEP's Issuer Tender Offer
                    Statement on Schedule 13E-4, I&M as Issuer.

          B-3 Offer to Purchase and Proxy Statement for OPCo dated January 30, 1997, filed as Exhibit
                    99(a)(1) to AEP's Issuer Tender Offer
                    Statement on Schedule 13E-4, OPCo as Issuer.

          B-5-1     Proxy card for use at APCo Special Meeting.

          B-5-2     Proxy card for use at I&M Special Meeting.

          B-5-3     Proxy card for use at OPCo Special Meeting.

          F         Opinion of Counsel

     (b)  Financial Statements:

          Balance Sheets and Statements of Income per books and pro forma, as of and for the 12 months ended September 30, 1996, and Retained Earnings per book for the 12 months ended September 30, 1996, of the Applicants and of AEP and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction.


                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         APPALACHIAN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         OHIO POWER COMPANY


                         By   /s/ G. P. Maloney
                              Vice President

Date:  February 6, 1997